UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sangoma Technologies Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

80100R408

(CUSIP Number)

Marc Lederman

NewSpring Capital

555 E. Lancaster Avenue

Radnor, Pennsylvania 19087

(610) 567-2380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Name of Reporting Persons NSG III GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,973,769 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,973,769 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,973,769 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.97% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares held by the Affiliated Entities (as defined in Item 2 below). Other than the Reporting Persons (as defined in Item 2 below), no single entity of the Affiliated Entities beneficially owns more than 5% of the equity securities of the Issuer (as defined in Item 1 below).

(2)

Based on 33,038,367 Common Shares of the Issuer issued and outstanding, including (i) 23,895,511 of the Issuer’s Common Shares outstanding, as reported in the Issuer’s Registration Statement (as defined in Item 6 below), and (ii) 9,142,856 Common Shares issued pursuant to the acceleration of the StarBlue Amendment (as defined in Item 6 below).

1.	Name of Reporting Persons Michael DiPiano
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,973,769 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,973,769 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,973,769 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.97% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents shares held by the Affiliated Entities. Other than the Reporting Persons, no single entity of the Affiliated Entities beneficially owns more than 5% of the equity securities of the Issuer.
(2)

Based on 33,038,367 Common Shares of the Issuer issued and outstanding, including (i) 23,895,511 of the Issuer’s Common Shares outstanding, as reported in the Issuer’s Registration Statement, and (ii) 9,142,856 Common Shares issued pursuant to the acceleration of the StarBlue Amendment.

1.	Name of Reporting Persons Marc Lederman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,973,769 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,973,769 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,973,769 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.97% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents shares held by the Affiliated Entities. Other than the Reporting Persons, no single entity of the Affiliated Entities beneficially owns more than 5% of the equity securities of the Issuer.
(2)

Based on 33,038,367 Common Shares of the Issuer issued and outstanding, including (i) 23,895,511 of the Issuer’s Common Shares outstanding, as reported in the Issuer’s Registration Statement, and (ii) 9,142,856 Common Shares issued pursuant to the acceleration of the StarBlue Amendment.

1.	Name of Reporting Persons Glenn Rieger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,973,769 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,973,769 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,973,769 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.97% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents shares held by the Affiliated Entities. Other than the Reporting Persons, no single entity of the Affiliated Entities beneficially owns more than 5% of the equity securities of the Issuer.
(2)

Based on 33,038,367 Common Shares of the Issuer issued and outstanding, including (i) 23,895,511 of the Issuer’s Common Shares outstanding, as reported in the Issuer’s Registration Statement, and (ii) 9,142,856 Common Shares issued pursuant to the acceleration of the StarBlue Amendment.

Item 1. Security and Issuer

This joint statement on Schedule 13D (this “Statement”) is being filed with respect to common shares, no par value per share (“Common Shares”), of Sangoma Technologies Corporation, a corporation existing under the laws of the Province of Ontario, Canada (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Renfrew Drive, Suite 100, Markham, Ontario L3R 9R6, Canada. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Statement is being filed by (i) NSG III GP, LLC (the “Reporting Entity”); and (ii) Michael DiPiano, Marc Lederman, and Glenn Rieger (the “Reporting Individuals”). The Reporting Entity and the Reporting Individuals are collectively referred to as the “Reporting Persons.” Mr. Lederman is a member of the board of directors of the Issuer.

The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The business address for each of the Reporting Persons is 555 E. Lancaster Avenue, Radnor, PA 19087.

(c) The Reporting Entity is the general partner to multiple general partners of certain affiliated investment entities (collectively, the “Affiliated Entities”). The Reporting Individuals are the members of the Reporting Entity. As a result of the status of the Reporting Entity as the general partner of general partners of the Affiliated Entities, the Reporting Entity may be deemed to beneficially own the securities reported herein. As the members of the Reporting Entity, the Reporting Individuals may be deemed to beneficially own the securities reported herein.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Entity is a limited liability company organized under the laws of the State of Delaware. Messrs. DiPiano, Lederman and Rieger are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

In a series of in-kind distributions by Star2Star Holdings, LLC (“Star2Star”) to its equity holders, including the Affiliated Entities, commencing in April 2022 and continuing through May 9, 2023, the Affiliated Entities received an aggregate of 1,973,769 Common Shares. As described more fully in Item 6, such shares were among the Common Shares issued to Star2Star as consideration for the sale of StarBlue Inc. (“StarBlue”) to the Issuer on March 31, 2021.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons beneficially own the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire (or cause the Affiliated Entities or other entities to acquire) additional Common Shares or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment (and the investment of the Affiliated Entities) in the

Issuer on a continuing basis and, depending upon the price and availability of Common Shares or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their (and the Affiliated Entities’) investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

As a director of the Issuer, Mr. Lederman may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; however, the Reporting Persons, at any time and from time to time, may review, reconsider and change their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership or limited liability company agreements, as applicable, of the Affiliated Entities and the Reporting Entity, the limited partners, general partners, or members of those entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by the Affiliated Entities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 31, 2021, the Issuer acquired (the “StarBlue Acquisition”) all of the shares of StarBlue from Star2Star and Blue Face Holdings Limited pursuant to that certain Stock Purchase Agreement, dated as of January 28, 2021 (the “StarBlue Acquisition Agreement”), by and among Sangoma Technologies US Inc., the Issuer, StarBlue Inc., Blue Face Holdings Limited, Star2Star Holdings, LLC (“Star2Star”) and the Sellers’ Representative named therein, as amended by that certain Amendment No. 1 to the Stock Purchase Agreement, dated as of March 27, 2023 (the “StarBlue Amendment”).

In connection with the StarBlue Acquisition Agreement, the Issuer agreed to issue 15,714,285 Common Shares as partial consideration to the sellers in the StarBlue Acquisition (the “Common Shares Consideration”). As a result, the Issuer issued 3,018,685 Common Shares (3,142,857 Common Shares less 124,172 Common Shares representing a holdback for indemnification purposes) at the closing of the StarBlue Acquisition on March 31, 2021, with the remaining 12,571,428 Common Shares to be issued and distributed in fourteen quarterly installments commencing on April 1, 2022 (with the Affiliated Entities and other equity holders of Star2Star receiving their Common Shares as in-kind distributions from Star2Star). As of March 27, 2023, 9,142,856 of the Common Shares Consideration remained to be issued.

On March 27, 2023, the parties to the StarBlue Acquisition amended the StarBlue Acquisition Agreement, pursuant to the StarBlue Amendment, in order to accelerate the issuance of the remaining portion of the Common Shares Consideration previously agreed to under the terms of the StarBlue Acquisition Agreement. Pursuant to the terms of the StarBlue Amendment, the remaining portion of the Common Shares Consideration not yet issued was issued promptly following, and conditioned upon, the effectiveness of the Issuer’s registration statement on Form F-3 (File No. 333-270918) (the “Registration Statement”).

The terms and provisions of the StarBlue Acquisition Agreement and the StarBlue Amendment are described more fully in the Issuer’s Registration Statement, and the above summary is qualified by reference to such description and the full text of the Original StarBlue Acquisition Agreement and the StarBlue Amendment, forms of which are filed as Exhibits 2 and 3 to this Statement and are hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated May 9, 2023, by and among the Reporting Persons (filed herewith).

Exhibit 2	Stock Purchase Agreement, dated as of January 28, 2021, by and among Sangoma Technologies US Inc., Sangoma Technologies Corporation, StarBlue Inc., Blue Face Holdings Limited, Star2Star Holdings, LLC and the Sellers’ Representative named therein (the “Stock Purchase Agreement”) (filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form F-3 (File No. 333-270918), filed on March 29, 2023 and incorporated herein by reference).

Exhibit 3	Amendment No. 1 to the Stock Purchase Agreement, dated as of March 27, 2023, by and among Sangoma Technologies US Inc., Sangoma Technologies Corporation, StarBlue Inc., Blue Face Holdings Limited, Star2Star Holdings, LLC and the Sellers’ Representative named therein (filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form F-3 (File No. 333-270918), filed on March 29, 2023 and incorporated herein by reference).

Exhibit 4	Registration Rights Supplemental Agreement, dated as of March 28, 2023, by and among Sangoma Technologies Corporation and the selling shareholders identified on the signature pages thereto (filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form F-3 (File No. 333-270918), filed on March 29, 2023 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2023

NSG III GP, LLC

By:	/s/ Marc Lederman
Managing Member

/s/ Michael DiPiano
Michael DiPiano

/s/ Marc Lederman
Marc Lederman

/s/ Glenn Rieger
Glenn Rieger